June 7, 2019

Graeme Pitkethly
Chief Financial Officer
Unilever N.V.
Weena 455, 3013 AL
Rotterdam, The Netherlands

       Re: Unilever N.V.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed March 11, 2019
           File No. 1-4547

Dear Mr. Pitkethly:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2018

Financial Statements
Note 2. Segments, page 82

1. We note that beginning 2018, the Group has combined its Foods and Refreshment operating segments to align with the new structure under which the business is managed.
      Please tell us the specific details of this new structure and explain how you determined your new reportable segments. Describe in detail any relevant changes in the financial operating data of your Foods and Refreshment businesses that is now reviewed by your chief operating decision maker, which is Unilever Leadership Executive
(ULE) relative to
      the corresponding data the ULE received in 2017. Correlate the change in reportable segments with the applicable guidance in IFRS 8. Quantify the measures used to assess the economic similarity of operating segments, if applicable. In this regard, we note the materially different underlying operating margins of Foods vs. Refreshment reported in your Form 20-F for the year ended December 31, 2017.
 Graeme Pitkethly
Unilever N.V.
June 7, 2019
Page 2
2. Please tell us what consideration was given to providing revenues for products and services, or each group of similar products and services, in accordance with IFRS 8.32. In this regard, we note that under the Beauty & Personal Care segment you refer to hair care, skin cleansing and deodorants, in Foods & Refreshment you refer to foods, ice cream and beverages categories and a foodservice business and in Home Care you refer to four consumer-centric categories.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 if
you have any questions.



                                                              Sincerely,
FirstName LastNameGraeme Pitkethly
                                                              Division of
Corporation Finance
Comapany NameUnilever N.V.
                                                              Office of
Manufacturing and
June 7, 2019 Page 2                                           Construction
FirstName LastName